SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         WESTPORT RESOURCES CORPORATION
                 (FORMERLY KNOWN AS BELCO OIL & GAS CORPORATION)
  ______________________________________________________________________________
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
  ______________________________________________________________________________
                         (Title of Class of Securities)

                                    961418100
  ______________________________________________________________________________
                      (CUSIP Number of Class of Securities)

                              C/O HOWARD L. BOIGON
                         WESTPORT RESOURCES CORPORATION
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404
  ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                              KENNETH S. WITT, ESQ.
                             GREENBERG TRAURIG, LLP
                          1200 17TH STREET, SUITE 2400
                             DENVER, COLORADO 80202
                                 (303) 572-6500

                                 October 1, 2003
  ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

The total number of shares of Common Stock (as defined herein) reported herein is 3,238,001, which constitutes 4.7% of the total number of shares outstanding as of September 30, 2003. Ownership percentages set forth herein assume that at October 1, 2003, there were 67,268,264 shares of Common Stock of Issuer (as defined herein) outstanding, 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

                         (continued on following pages)


                              (Page 1 of 10 Pages)

CUSIP No. 961418100             13D/A                         Page 2 of 10 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:  WESTPORT ENERGY LLC

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:  N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO(SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         3,238,001 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- (1) (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      3,238,001 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,238,001 SHARES (SEE ALSO ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.7% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

(1) Because Westport Energy LLC is a party to the Termination and Voting Agreement (as defined herein), Westport Energy LLC may be deemed to own an additional 31,437,557 shares of Issuer Common Stock which are owned by the other parties to the Termination and Voting Agreement. However, Westport Energy LLC disclaims beneficial ownership of such shares.

                              (Page 2 of 10 Pages)

CUSIP No. 961418100                 13D/A                     Page 3 of 10 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:  WESTPORT INVESTMENTS LIMITED
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO (SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      BAHAMAS
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         3,238,00 SHARES (1) (SEE ALSO ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (2) (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      3,238,001 SHARES (1) (SEE ALSO ITEM 5)
           PERSON              -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,238,001 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.7% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) Includes 3,238,001 shares of Issuer Common Stock held by Westport Energy LLC, beneficial ownership of which may be attributable to Westport Investments Limited, its managing member.

(2) Because WELLC (as defined herein) is a party to the Termination and Voting Agreement, Westport Investments Limited may be deemed to own an additional 31,437,557 shares of Issuer Common Stock which are owned by the other parties to the Termination and Voting Agreement. However, Westport Investments Limited disclaims beneficial ownership of such shares.

                              (Page 3 of 10 Pages)

                                  SCHEDULE 13D

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2003. THE TEXT OF ITEMS 1, 4, 5, 6 AND 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:


ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Westport Resources Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1670 Broadway Street, Suite 2800, Denver, Colorado 80202.


ITEM 4. PURPOSE OF THE TRANSACTION


     Item 4 is hereby amended by deleting the last paragraph thereof in its entirety and replacing it with the following:

          On October 1, 2003, WELLC, MEDICOR, ERI and the Belfer Group: (i) entered into the Termination and Voting Agreement, dated as of October 1, 2003 (the "Termination and Voting Agreement"), which terminated the New Shareholders Agreement in its entirety; (ii) entered into the Registration Rights Agreement, dated as of October 1, 2003, by and among Issuer, ERI, WELLC, MEDICOR and certain other shareholders named therein (the "Registration Rights Agreement") and (iii) agreed to reduce by one director each their respective representation on the board of directors. Pursuant to the Termination and Voting Agreement, each of WELLC, MEDICOR, ERI and the Belfer Group (i) may designate one nominee for board membership to be elected at the 2004 Annual Meeting of the Issuer's shareholders (the "2004 Annual Meeting") and (ii) is obligated to vote for each of WELLC, MEDICOR, ERI and the Belfer Group's respective nominees. In addition, one representative of each of WELLC, MEDICOR, ERI and the Belfer Group resigned, effective October 1, 2003 (MEDICOR'S Robert Haas; ERI's Murry Gerber; Belfer Group's Robert Belfer), and three independent directors were appointed to the board. Except for certain rights of WELLC, MEDICOR, ERI and the Belfer Group set forth therein and described below, the voting agreement will terminate following the 2004 Annual Meeting.

          The removal rights of each of WELLC, MEDICOR, ERI and the Belfer Group consist of the right to (i) replace, prior to the 2004 Annual Meeting, any

                              (Page 4 of 10 Pages)
     board nominee which that party originally nominated with a substitute nominee, upon notice to the Issuer and the other major shareholders; (ii) cause the other major shareholders to vote in favor of the removal of a major shareholder's designee, if so requested by such major shareholder; and (iii) designate a replacement for the director that such party nominated in accordance with the Termination and Voting Agreement, upon the death, resignation, retirement, disqualification or removal from office of such director.

          In additon, so long as each of WELLC, MEDICOR, ERI and the Belfer Group shall have the ability to nominate a director under the Termination and Voting Agreement or such a party's director nominated thereunder continues to serve on the board, and provided such party continues to own shares of Common Stock, WELLC, MEDICOR, ERI and the Belfer Group shall have the right, to designate two (2) observer representatives, who shall: (i) receive advance notice of and attend each board meeting and meetings of the committees thereof, either in person or by telephone, and in the case of a meeting by written consent, receive written notice of the proposed action prior to the effective date of such consent; (ii) receive all information provided to board members in connection with the meetings; and (iii) be reimbursed by the Issuer for all reasonable expenses incurred by the representatives in attending such meetings.

          Furthermore, WELLC, MEDICOR, ERI and the Belfer Group were granted certain registration rights pursuant to the Registration Rights Agreement. Each of WELLC, MEDICOR, ERI and the Belfer Group received unlimited piggyback registration rights. ERI, MEDICOR and WELLC were granted three demand registration rights and the Belfer Group was granted two demand registration rights. The registration rights are comparable to those contained in the terminated Shareholders Agreement.

          The descriptions of the Merger Agreement, the Shareholders Agreement, the Contribution Agreement, the Letter Agreement, the WELLC Lock-Up Agreement, the Lehman Letter, the MEDICOR Lock-Up Agreement, the Termination and Voting Agreement and the Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, Exhibit 10.7,
     Exhibit 10.8 and Exhibit 10.9 respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (a) The aggregate number of shares of Issuer Common Stock of which each of WELLC and Westport Investments Limited may be deemed to be the beneficial owner is 3,238,001 shares. Such 3,238,001 shares represent 4.7% of the shares of Issuer Common Stock deemed to be outstanding as of September 30, 2003. Each director and executive officer of Westport Investments Limited disclaims beneficial ownership of the shares of the Issuer held by WELLC.

                              (Page 5 of 10 Pages)

          WELLC directly owns 3,238,001 shares of Issuer Common Stock. Westport Investments Limited does not directly own any shares of Issuer Common Stock. However, it may be deemed to have indirect ownership of 3,238,001 shares of Issuer Common Stock.

     Item 5(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (b) Each of WELLC and Westport Investments Limited has the sole power to vote and dispose of 3,238,001 shares of Issuer Common Stock. Neither the directors nor the executive officers of Westport Investments Limited have the sole power, or shared power, to vote or dispose of the shares of Issuer Common Stock held by WELLC.

          Because WELLC is a party to the Termination and Voting Agreement, WELLC and Westport Investments Limited may be deemed to own an additional 31,437,557 shares of Issuer Common Stock which are owned by the other parties to the Termination and Voting Agreement. However, each of WELLC and Westport Investments Limited disclaims beneficial ownership of such shares.

     Item 5(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (c) Other than as contemplated by the Termination and Voting Agreement and the Registration Rights Agreement, none of the WELLC Entities, including any director and executive officer of Westport Investments Limited, has effected any transactions in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Item 6 is hereby amended by deleting paragraphs (b) - (h) in their entirety and replacing them with the following:

          (b) Joint Filing Agreement, dated as of August 31, 2001 (incorporated by reference from Exhibit 99.1 of Schedule 13D filed with the Securities and Exchange Commission on August 31, 2001).

          (c) Contribution Agreement dated as of February 14, 2003 among Westport Energy LLC, Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.3 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

                              (Page 6 of 10 Pages)

          (d) Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (incorporated by reference from
     Exhibit 10.3 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

          (e) Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc. (incorporated by reference from Exhibit 10.3 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

          (f) Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit 10.3 of
     Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

          (g) Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc. (incorporated by reference from Exhibit
     10.3 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

          (h) Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

          (i) Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended by inserting the following after Exhibit 10.7:

          10.8* Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

          10.9* Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

          *Filed herewith

                              (Page 7 of 10 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2003

                            Westport Energy LLC

                            By:     Westport Investments Limited, a
                                    Bahamas Corporation, its Managing
                                    Member

                            By: /s/ Robert A. Haas

                            Name:   Robert A. Haas

                            Title:  Vice President


                            Westport Investments Limited

                            By: /s/ Robert A. Haas

                            Name:   Robert A. Haas

                            Title:  Vice President


                              (Page 8 of 10 Pages)

    EXHIBIT
    NUMBER        DESCRIPTION
    _________     _____________

10.1 Agreement and Plan of Merger dated as of June 8, 2001 by and between Westport Resources Corporation and Belco Oil & Gas Corp (incorporated by reference from Annex A to Joint Statement/Prospectus filed with the SEC on August 1, 2001).

10.2 Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein (incorporated by reference from Exhibit 10.2 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

10.3 Contribution Agreement dated as of February 14, 2003, among Westport Energy LLC, Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.3 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

10.4 Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.4 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

10.5 Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc (incorporated by reference from
                  Exhibit 10.5 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

10.6 Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit
                  10.6 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

10.7 Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc (incorporated by reference from Exhibit 10.7 of Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003).

10.8* Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain

                              (Page 9 of 10 Pages)
                  other shareholders named therein.

10.9* Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein.

99.1 Joint Filing Agreement dated as of August 31, 2001 (incorporated by reference from Exhibit 99.1 of Schedule 13D filed with the Securities and Exchange Commission on August 31, 2001).



    *Filed herewith.


                             (Page 10 of 10 Pages)